UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For August 09, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Amec Foster Wheeler plc

First half 2016 results

●
Mixed H1 trading results
o
Record solar and UK North Sea revenue, offset by weak performance from Americas O&G
o
Non-cash impairment charge and asset write-offs of £440m (including Americas O&G and GPG)
o
Interim dividend of 7.4p
●
Reiterate key guidance
o
Expectations for FY2016 trading result unchanged
o
Target £500m of proceeds from disposals by June 2017
●
Strategy, organisation and cost review initiated; to be completed in autumn

H1 2016: Key performance measures1
£m unless stated, for 6 months ended 30 June	2016	2015	Change
Continuing operations
Revenue	2,842	2,664	+4%2
Trading profit3	177	188	-9%2
Trading margin	6.2%	7.1%	-90bps
Trading cash flow	125	84
Cash conversion	71%	45%
Adjusted diluted earnings per share	28.2p	34.0p	-17%
Order book	6.2bn	6.6bn	-9%

H1 2016: Reported under IFRS
£m unless stated, for 6 months ended 30 June	2016	2015	Change
Continuing operations
Revenue	2,842	2,664	+7%
(Loss)/profit before net financing expense	(414)	83
(Loss)/profit before tax	(446)	73
Cash flow from operations	21	(9)
Diluted earnings per share	(115.8)p	14.5p
Interim dividend per share	7.4p	14.8p	-50%
Net debt	1,084	957	+13%

Chief Executive, Jonathan Lewis said:

“Our industry continues to face very challenging conditions, with capital projects across natural resources markets being delayed and cancelled in many parts of the world.

Despite this, we continue to benefit from the diversity of our platform and we remain on track to deliver the operational guidance we gave at the beginning of the year.

I have initiated a wide-ranging review of the strategy, our organisation structure and cost base – which we are now part-way through. I expect to update investors on these issues in the autumn.”

Contacts:
Amec Foster Wheeler plc	Achilleas Georgiou (media) Rupert Green (investors)	+ 44 (0)20 7429 7500
Brunswick Group LLP	Mike Harrison/Stuart Donnelly	+ 44 (0)20 7404 5959

Notes:

1.
Adjusted performance measures used by the group are reconciled to the equivalent IFRS measures in ‘Performance measures’
2.
Excluding the impacts of currency movements
3.
Trading profit represents profit before net financing expense excluding exceptional items, the amortisation and impairment of intangible assets (including the impairment charges at GPG and Americas) and asbestos-related costs (net of insurance recoveries). Trading profit includes the group’s share of the trading profit of joint ventures

Results presentation:
We will host a webcast for analysts and investors at 8.30am (UK time) today. The webcast can be accessed via: amecfw.com/investors/results-centre/half-year-results-2016
A recording will be available shortly after the event has finished.

Analyst consensus estimates:
Regularly updated on our website at amecfw.com/investors/consensus-estimates.htm

Notes to editors:
Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.
Employing around 36,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry – from production through to refining, processing and distribution of derivative products – and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.
Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.
Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Segmental review by business units

Americas

Americas is the largest business unit, with positions in each of our four markets: Oil and Gas, Mining, Clean Energy, and Environment and Infrastructure.

We support our customers in consulting, through the EPC project lifecycle (including engineering, procurement, project management and construction), into operations & maintenance, and remediation and reinstatement.

Poor trading in the Oil & Gas business during the first half has required significant remedial action to be taken. Senior management positions have been changed, and a consolidation of operating units and office space has commenced. As a result, a non-cash impairment charge of £125m has also been taken.

£m unless stated	2016	2015	Change	Underlying change1
Revenue	1,394	1,267	+10%	+7%
(Loss)/profit before net financing expense	(110)	60
–Impairment	125	-
–Intangibles amortisation	21	17
–Exceptional items	29	5
–Share of trading (loss)of joint ventures	(1)	-
Trading profit1	64	82	-23%	-25%
Trading margin1	4.6%	6.5%	-190bps
Order book	£1.7bn	£2.1bn	-19%

Revenue by market (£m)	2016	2015	Change	Underlying change1
Oil & Gas	252	563	-55%	-56%
Mining	115	149	-23%	-24%
Clean Energy	769	331	+132%	+122%
Environment and Infrastructure	258	224	+15%	+9%
	1,394	1,267	+10%	+7%

1 Non-IFRS measure (see ‘Performance measures’)

Revenue in Americas was £1,394 million (2015: £1,267 million), an increase of 10%. Excluding the effect of currency movements, underlying revenue was up 7%. Significant growth in the Clean Energy and Environment & Infrastructure sectors offset declines in Oil & Gas and Mining.

Trading profit fell by 23% to £64 million (2015: £82 million), the main impact was in Oil & Gas where key contracts were delayed or cancelled by customers which caused a major decline in utilisation rates in Houston. As a result trading margin was 4.6%, down by 190 basis points compared with 2015.

Oil & Gas projects currently underway include capital and sustaining capital projects at Kearl for Imperial Oil, Conoco Phillips and Suncor and early stage work on a greenfield methanol plant for YCI. In Latin America we continue to build our relationship through early stage project activity with PEMEX in Mexico. We are nearing the completion of our scope for K+S at Legacy, and although Mining project activity remains subdued, we are currently working on a number of FEEDs. In E&I we are working on site remediation programmes for Honeywell and Duke.

We are working on a number of utility-scale solar projects, with 2016 set to be a record year. The renewables market in the US is expected to attract new investment for the next few years, helped by the extension of investment tax credits by the US Congress late last year. We have a strong pipeline of these projects in the US with a range of customers, including Sempra, Dominion, Panoche Valley and Georgia Power.

Contract wins announced in 2016 so far include:
Customer	Market	Description	Country
LG&E / KU	CE	Coal combustion residuals project for Trimble County	US
Bruce Power	CE	6-year MSA for nuclear engineering and project management	Canada
US AF	E&I	7-year prime contractor for environmental services	US
US AF	E&I	7-year prime contractor for military housing programme	US
Grannus	O&G	Design engineering for ammonia plant	US
Western Potash	Mining	Potash Solution mining pilot plant	Canada
Northern Europe & CIS (NECIS)

Operating from more than 120 locations in 15 countries, our NECIS business unit focuses on three of our markets, Oil & Gas, Clean Energy and Environment & Infrastructure. The main operations are in Oil & Gas with a leading position in brownfield operations, maintenance and modifications as well as upstream and downstream capital projects. We are also one of the largest service providers to the UK nuclear industry.
£m unless stated	2016	2015	Change	Underlying change1
Revenue	759	736	+3%	+3%
Profit before net financing expense	24	31
–Intangibles amortisation	20	26
–Exceptional items	4	3
–Share of trading profit of joint ventures	7	10
Trading profit1	55	70	-21%	-21%
Trading margin1	7.3%	9.5%	-220bps
Order book	£2.2bn	£2.3bn	-8%

Revenue by market (£m)	2016	2015	Change	Underlying change1
Oil & Gas	570	552	+3%	+4%
Mining	-	-	-	-
Clean Energy	168	163	+3%	+3%
Environment and Infrastructure	21	21	-	-
	759	736	+3%	+3%

1 Non-IFRS measure (see ‘Performance measures’)

Revenue in NECIS rose by 3% to £759 million (2015: £736 million), primarily due to a higher level of Oil & Gas activity in the North Sea, driven by major offshore hook ups. Excluding the effect of currency movements, underlying revenue was also up 3%.

Trading profit decreased by 21% to £55 million (2015: £70 million). Trading margin was 7.3%, down 220 basis points compared with 2015, reflecting last year’s strong performance on contract close outs and the ending of the NMP contract at Sellafield during the half.

Key UK North Sea projects worked on during the first half include 4 hook up and commissioning projects, including Clair Ridge and Quad 204 for BP and Cygnus for Engie. Work has continued under long-term brownfield contracts with Conoco Phillips, Nexen, Maersk, Marathon and Shell. In Azerbaijan, work continues on Shah Deniz 2 for BP.

Clean Energy projects include reactor services support work for EDF’s nuclear power stations in the UK and ongoing clean-up work at the Sellafield site, as well as framework agreements with National Grid and Scottish Power.

Contract wins announced in 2016 so far include:
Customer	Market	Description	Country
Repsol Sinopec	O&G	3 year (+ extensions) labour supply and engineering support services contracts	UK
BP	O&G	EPC for new refrigeration plant in BP Grangemouth	UK
Preem	O&G	EPCm of new vacuum distillation unit at Lysekil refinery	Sweden
SOCAR	O&G	FEED for Heydar Aliyev Oil Refinery modernisation	Azerbaijan
Sellafield	CE	10-year framework agreement on Magnox Swarf storage silo clean-up	UK
UK MOD	CE	5-year contract to supply nuclear safety and technical advice for submarines	UK
ITER	CE	13-year contract for construction management on nuclear fusion reactor project (as part of Momentum JV)	France

Asia, Middle East, Africa & Southern Europe (AMEASE)

AMEASE is a diverse region with our people spread across more than 40 locations. We have capabilities and customer relationships which positions us well for growth across all of our four markets - Oil & Gas, Environment & Infrastructure, Mining and Clean Energy.

£m unless stated	2016	2015	Change	Underlying change1
Revenue	505	518	-3%	-6%
Profit before net financing expense	20	16
–Intangibles amortisation	11	10
–Exceptional items	4	6
–Share of trading profit of joint ventures	1	1
Trading profit1	36	33	+11%	+4%
Trading margin1	7.2%	6.3%	+90bps
Order book	£2.0bn	£1.8bn	+11%

Revenue by market (£m)	2016	2015	Change	Underlying change1
Oil & Gas	368	418	-12%	-15%
Mining	47	33	+39%	+49%
Clean Energy	5	6	-14%	-19%
Environment and Infrastructure	85	61	+40%	+32%
	505	518	-3%	-6%

1 Non-IFRS measure (see ‘Performance measures’)

Revenue in AMEASE was 3% lower at £505 million (2015: £518 million). Weaker Oil & Gas revenues, with growth in the Middle East impacted by project deferrals, was partially offset by stronger performances from Mining and E&I. Excluding the effect of currency movements, underlying revenue was down 6%.

Trading profit rose by 11% to £36 million (2015: £33 million) reflecting the continued benefits of the integration of the legacy businesses in the region. Trading margin was 7.2%, up 90 basis points.

Key upstream Oil & Gas projects include providing asset support for ConocoPhillips' Bayu-Udan gas facilities in the East Timor Sea and we are providing technical and project management services on the Upper Zakum project for Zadco and for ADMA Opco at Umm Lulu. Downstream projects in Asia include front end design for the expansion of the Dung Quat refinery in Vietnam for Binh Son Refining Company and two work packages at ExxonMobil’s new halobutyl rubber and hydrocarbon resins plant in Singapore. In the Middle East downstream projects include supporting KNPC’s new oil refinery at Al Zour, delivering the propylene oxide plant at Jubail for Sadara Chemical Company. In Europe, we are working on the revamp of ExxonMobil’s refinery at Antwerp.

In Mining we continue to work on the Çőpler gold mine in Turkey, and are about to complete our scope on the Husab uranium project in Namibia. US Government work includes the Space Fence project in the Marshall Islands with Lockheed Martin and projects in Qatar and Afghanistan.

We have a strong pipeline for future projects, including in the Middle East and Africa for Oil & Gas and emerging opportunities across the region for Clean Energy, evidenced by the encouraging order book growth.

Contract wins announced in 2016 so far include:
Customer	Market	Description	Country
Pertamina / Saudi Aramco	O&G	Engineering and project management for Cilacap refinery upgrade	Indonesia
BP	O&G	3-year framework for concept studies and pre-FEED, Rumaila field	Iraq
Sasol	O&G	Detailed design and engineering on Phase 1 of PSA development	Mozambique
Evonik	O&G	Basic engineering and EPCm for methionine facility	Singapore
Thai Oil	O&G	FEED for Clean Fuel refinery expansion	Thailand
India Oil	O&G	Supervision of EPC contracts for LNG import terminal, Ennore	India
Pakistan Refinery Ltd	O&G	Feasibility study for upgrade at Karachi refinery	Pakistan
Sonatrach	O&G	FEED for three new refineries	Algeria
Conoco-Phillips	O&G	3-year brownfield services contract for Bayu-Undan	Timor-Leste
Anagold Madencilik	Mining	EPCm for the Çőpler Gold Mine	Turkey
KOC	O&G	FEED for upgrade of GC24 oil gathering centre	Kuwait
US ACE	E&I	Aegis Ashore Missile Defense System construction support	Poland

Global Power Group (GPG)

GPG has market-leading capabilities in the design, supply and erection of circulating fluidised bed (CFB) boilers, auxiliary steam and air pollution control equipment including a wide range of aftermarket products and services. Customers include utilities, independent power producers, and industrial concerns.

GPG’s recent results and medium term forecasts are well down on prior expectations giving rise to another impairment in goodwill and intangible assets of £246m, and the book value is now £180m. Further information can be found in note 10.

As previously announced GPG is undergoing a sale process. The Board expects that this process will conclude in the coming months.

£m unless stated	2016	2015	Change	Underlying change1
Revenue	216	195	+11%	+6%
(Loss)/profit before net financing expense	(250)	6
–Impairment2	261	-
–Intangibles amortisation	14	12
–Exceptional items	4	(7)
–Share of trading profit of joint ventures	4	10
Trading profit1	33	21	+60%	+53%
Trading margin1	15.4%	10.6%	+480bps
Order book	£0.3bn	£0.4bn	-27%

1 Non-IFRS measure (see ‘Performance measures’)
2 Includes £246m impairment of goodwill and intangible assets plus £15m impairment of asset held for sale

Revenue in GPG rose by 11% to £216 million (2015: £195 million), reflecting good progress in projects in execution. On an underlying basis, revenue was up 6%.

Trading profit rose by 60% to £33 million (2015: £21 million). Trading margin rose 480 basis points to 15.4% in 2016, due to the successful conclusion of projects and the impact of cost saving measures.

The erection of the 4 x 550MWe ultra-supercritical CFB boilers at Samcheok in South Korea, the largest CFB units in the world has continued to progress, and the plant is now undergoing trial operations. We are currently working on four projects in Mexico, including the supply of two heat steam recovery generators for Iberdrola and providing an arch fired steam generator at the Thai Binh Thermal Power Plant in Vietnam.

Order in-take remains weak, and the pipeline of future work remains uncertain – with over US$500 million of work awarded for projects that are awaiting the go-ahead from customers (and therefore not yet recorded in our order book).

Contract wins announced so far in 2016 include:
Customer	Description	Country
Iberdrola	Design and supply of two Heat Recovery Steam Generators	Mexico
Seinäjoen Energia	Supply biomass dust combustion plant	Finland
Cleco	Design and supply of power island	US

Financing update

On 2 March we announced we had completed the refinancing of our main debt facilities by entering into a new facility with a syndicate of 20 banks. No capital repayments are required to be made until 2019 under the terms of the facility.

The facility is denominated in GBP. However, we have drawn down monies in a range of currencies (including using swaps) to provide a natural hedge with our key operating currencies (GBP, EUR, USD and CAD).

We have current credit ratings from Moody’s (Ba1, negative outlook) and Standard & Poors (BB+, negative outlook).

Cost savings update

The previously announced cost saving programme is on track, and we plan to deliver £130 million of cost savings per annum by 2017. In the year to date we have taken an exceptional charge of £55 million.

Board changes

On 18 January we announced that Samir Brikho was stepping down as Chief Executive and leaving the board with immediate effect.

On 27 April we announced the appointment of Dr Jonathan (Jon) Lewis, as Chief Executive Officer, with effect from 1 June 2016. On the same day Ian McHoul ceased to be interim CEO, and reverted to being CFO.

Roy Franklin joined the board as a non-executive director on 1 January 2016.

Strategy and disposals review

The disposal process for GPG is ongoing, and is expected to conclude in the coming months. Assets held for sale on the balance sheet comprise our interests in an infrastructure asset and three power generating assets. Together with GPG, the proceeds expected from these assets is c£300m.

Jon Lewis and his senior team have initiated a wide-ranging review of the strategy, organisation and cost base which is expected to be completed in the autumn. The project incorporates a review of our portfolio of assets, with further candidates for disposal expected to be identified, with an aggregate value of proceeds of at least £200m.

Therefore, the board continues to believe that disposals can deliver £500m of proceeds to reduce leverage by June 2017.

Investor event

The senior management will be holding a series of presentations for investors and analysts on 15 November. Further details will be provided ahead of the event.

Outlook

For the full-year 2016, our trading result expectations are unchanged, including the benefit of forecast weaker Sterling in the second half.

Second half like-for-like revenues will be down double-digit compared to last year’s comparator, with trading margins expected to be similar to the first half result this year.

Net debt is expected to be circa £1.1 billion at the year end, before proceeds from disposals, but including the impact of weaker Sterling and anticipated higher restructuring costs.

Operating and financial review

Basis of preparation

Accounting policies
The condensed financial statements for the six months ended 30 June 2016 have been prepared in accordance with IAS 34 as adopted for use in the EU. From the group’s perspective, there are no differences between IFRS as adopted for use in the EU and IFRS as issued by the IASB.

There have been no changes to the group’s principal accounting policies during the six months ended 30 June 2016.

Adjusted performance measures
We report adjusted performance measures because they provide both management and investors with useful additional information about the underlying trading performance of the business.

Adjusted performance measures used by the group are reconciled to the equivalent IFRS measures in the section entitled ‘Performance measures’.

Restatement

On 13 November 2014 (the acquisition date), the group acquired 95.3 per cent of the issued share capital of Foster Wheeler AG. Management had not finalised its assessment of the fair values of certain of Foster Wheeler’s assets and liabilities at the time that the 2015 interim financial statements were completed, and as a result, the 2015 interim financial statements reflected the provisional assessment of the fair values as at the acquisition date.

During the latter part of 2015, management completed the fair value assessment and the comparative amounts for June 2015 shown in the Balance Sheet, Statement of Comprehensive Income and Statement of Changes in Equity have been restated to reflect changes made to the carrying amounts of assets and liabilities recognised on the acquisition of Foster Wheeler, details of which are set out in note 24 to the 2015 Annual Report and Accounts.

As the acquisition of Foster Wheeler AG in November 2014 represented more than 90% of Foster Wheeler’s issued share capital, the acquisition qualifies for merger relief under section 612 of the Companies Act 2006 from crediting the share premium that arose on the new shares issued in consideration for Foster Wheeler to a share premium account.  The balance sheet as at 30 June 2015 has been restated to present excess of the nominal value of the shares issued of £877m as a merger reserve.

Continuing operations

Revenue
Revenue for the period at £2,842m was 7% higher than last year (six months ended 30 June 2015: £2,664m).

Revenue increased by £127m in the Americas, by £23m in NECIS and by £21m in the Global Power Group. This was offset by a decline of £13m in AMEASE. Weakness in the Oil & Gas markets in the Americas and AMEASE was offset by growth in Clean Energy, Mining and Environment & Infrastructure.

Excluding the effect of currency movements, underlying revenue increased by 4%.

Administrative expenses
Administrative expenses were £741m (six months ended 30 June 2015: £250m), including exceptional items, intangibles amortisation and impairment and asbestos-related items of £580m (six months ended 30 June 2015: £83m).

Administrative expenses before intangibles amortisation and impairment, exceptional items and asbestos-related items declined by £6m to £161m.

Corporate costs, which comprise the costs of operating central corporate functions and certain regional overheads, were £3m lower at £22m (six months ended 30 June 2015: £25m).

(Loss)/profit before net financing expense
There was a loss before net financing expense of £414m (six months ended 30 June 2015: profit of £83m) as a result of the impairment losses and exceptional items recognised in the period.

Amortisation and impairments
Intangible assets principally comprise goodwill and identifiable intangible assets that were recognised in relation to acquired businesses. Goodwill is not amortised but is subject to an annual impairment test. There were a number of impairments recognised against goodwill and other assets which are discussed below. Amortisation of intangible assets was £66m (2015: £65m). During the period, impairments of £440m were recognised of which £405m was recorded directly against goodwill and intangible assets and £35m against assets classified as held for sale:
●
£246m – impairment of GPG goodwill and intangible assets. During 2016, there has been a further deterioration in the forecast results of the GPG business with further delays and project cancellations and reduced bookings in the period. This has resulted in a further impairment charge of £246m (year ended 31 December 2015: £308m).
●
£125m – impairment of the Americas intangible assets. During the first half of 2016 there was a significant deterioration in the trading conditions and forecast outturn for the oil and gas business based in Houston. Management has impaired the ongoing value of the intangible assets in the light of current trading conditions and uncertainty over prospects; resulting in a charge of £125m in the first half.
●
£35m – impairment of two operations transferred to held for sale in the period, including £11m transfer of goodwill attributable to the disposal group.
●
£34m – impairment of ERP systems which will be replaced with a scalable, global system.

Exceptional items
Pre-tax exceptional costs of £53m were incurred during the period (six months ended 30 June 2015: £30m) of which £51m (six months ended 30 June 2015: £25m) are recorded in trading profit and £2m (six months ended 30 June 2015: £5m) is recorded in net financing expense as follows:
●
costs of £55m in relation to the restructuring and integration costs (including severance, office rationalisation, consultancy as well as IT and other costs);
●
£2m release of provisions no longer required

Asbestos-related items (net of insurance recoveries)
During the six months ended 30 June 2016, the group recognised net asbestos-related costs of £24m (six months ended 30 June 2015: income of £3m) of which £21m (six months ended 30 June 2015: income of £7m) related to the movement in the discount rate applied to the net asbestos-related liabilities assumed on the acquisition of Foster Wheeler and is reported in trading profit. In addition, there was an asbestos-related interest expense of £3m (six months ended 30 June 2015: £4m) related to the unwinding of the discount applied to the liability.

Trading profit and trading margin
£m unless stated	2016	2015	Change	Underlying change1
Revenue	2,842	2,664	+7%	+4%
(Loss)/profit before net financing expense	(414)	83
–Amortisation of intangibles	66	65
–Impairment	440	-
–Net asbestos-related items	21	(7)
–Exceptional item	51	25
–Share of trading profit of joint ventures	13	22
Trading profit1	177	188	-6%	-9%
Trading margin1	6.2%	7.1%	-90bps

1 Non-IFRS measure (see ‘Performance measures’)

Trading profit fell by 6% to £177m (six months ended 30 June 2015: £188m). Trading profit in the Americas fell by £18m with reduced utilisation in Houston following project delays and cancellations. Trading profit also fell by £15m in NECIS as the NMP joint venture at Sellafield came to an end and 2015 benefitted from successful project close outs. Trading profit was £3m higher in AMEASE and £12m higher in GPG which saw the benefits of cost savings and successful project close outs.

Net financing expense
The net financing expense was £40m (six months ended 30 June 2015: £26m) including bank interest and finance lease interest payable of £29m. In H1 2016 the net financing expense also included expenses of £5m associated with the cost of refinancing activities, £3m due to the unwinding of the discount on the net asbestos-related liabilities, £1m amortisation of facility arrangement fees, and £2m other items.

A net currency exchange loss of £92m (six months ended 30 June 2015: gain of £37m) was recognised in the translation reserve in respect of foreign currency borrowings and derivatives held in designated net investment hedging relationships. The exchange loss was principally caused by a weakening of Sterling during the period.

Share of results of post-tax results of joint ventures
The group’s share of joint ventures’ post-tax profit for the period was £8m (six months ended 30 June 2015: £16m). Two of the Group’s joint ventures are now classified as held for sale and so will cease equity accounting.

(Loss)/profit before tax
There was a loss before tax of £446m (six months ended 30 June 2015: profit of £73m) after impairment charges of £440m (2015: nil) intangibles amortisation of £66m (six months ended 30 June 2015: £65m), a net asbestos-related charge of £24m (six months ended 30 June 2015: credit of £3m), exceptional charges of £53m (six months ended 30 June 2015: £30m) and the group’s share of joint ventures’ tax expense of £3m (six months ended 30 June 2015: £5m). Adjusted profit before tax was 17% lower at £140m (six months ended 30 June 2015: £170m).

Taxation
Our tax policy is to manage our obligations in compliance with all relevant tax laws, disclosure requirements and regulations.  We seek to ensure that our approach to tax and the tax payments that we make in all territories in which we have operations is fully consistent with local requirements, taking into account available tax incentives and allowances and is aligned with the group’s wider business strategy. We seek to develop good, open working relationships with tax authorities and to engage with them proactively, recognising that tax legislation can be complex and may be subject to differing interpretations.

The group’s effective tax rate for the first six months of 2016 on continuing operations (including its share of joint ventures’ income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) was 21.1% (six months ended 30 June 2015: 22.3%). The full year tax rate is expected to be in the range 21-22%.

During the first six months of 2016, there was a tax credit on exceptional items of £3m (including a tax charge on exceptional items of discontinued operations of £1m) (six months ended 30 June 2015: £6m, including tax on exceptional items of discontinued operations of £2m), and a tax credit of £27m on intangibles amortisation and impairment (six months ended 30 June 2015: £12m).

The group’s share of joint ventures’ income tax expense was £3m (six months ended 30 June 2015: £5m).

(Loss)/profit for the period from continuing operations
There was a loss for the period from continuing operations of £441m (six months ended 30 June 2015: profit of £56m) after adjusting for intangibles impairment and amortisation of £506m (six months ended 30 June 2015: £65m), the net asbestos-related charge of £24m (six months ended 30 June 2015: income of £3m), exceptional items of £53m (six months ended 30 June 2015: £30m), and income tax credits on those items of £31m (six months ended 30 June 2015: £16m), adjusted profit for the period was £111m (six months ended 30 June 2015: £132m).

(Loss)/earnings per share
Diluted loss per share was (112.7)p (six months ended 30 June 2015: EPS of 11.8p), comprising loss per share of (115.8)p (six months ended 30 June 2015: EPS of 14.5p) from continuing operations and an EPS of 3.1p (six months ended 30 June 2015: loss of 2.7p) from discontinued operations.

Adjusted diluted EPS from continuing operations was 28.2p (six months ended 30 June 2015: 34.0p), due to the reduction in trading profit in the period.

Dividend
The board has declared an interim dividend of 7.4p per share. This will be paid on 4 January 2017 to shareholders on the register at the close of business on 25 November 2016.

Commentary on the results of the operating segment is included in the segmental review on pages 3 to 6.

Discontinued operations

Discontinued operations represent the residual assets and retained obligations of businesses sold in prior years, including the UK conventional power business which was discontinued in 2013.

Discontinued operations generated a pre-tax trading profit before tax of £6m as a result of a provision release on a completed contract (six months ended 30 June 2015: loss of £5m). There was an associated tax charge of £1m (six months ended 30 June 2015: credit of £1m) resulting in a post-tax profit for the period of £5m (six months ended 30 June 2015: loss of £4m).

Discontinued operations included a pre-tax profit on disposals of £8m (six months ended 30 June 2015: loss of £8m) arising from the release of indemnity provisions no longer required following favourable settlements and costs associated with businesses sold in prior years, there was an associated tax charge of £1m (six months ended 30 June 2015: tax credit of £2m) giving a total post-tax profit for the period of £12m (six months ended 30 June 2015: loss of £10m).

Cash flow

Trading cash flow
Trading cash flow of £125m was £41m higher than 2015 (2015: £84m), as a result of a stronger working capital performance.

Cash conversion from trading profit was 71% (2015: 45%).

Capital expenditure
Capital expenditure was £3m (2015: £9m). Additionally, there were cash payments in respect of computer software of £7m (2015: £15m) and proceeds from disposals of £1m (2015: £1m).

Acquisitions and disposals
There was a cash outflow of £5m in respect of acquisitions and disposals principally related to settlement of liabilities relating to businesses disposed in prior years. In the prior period, a cash outflow of £56m principally related to the acquisition of the minority interest in Foster Wheeler in January 2015 following the squeeze out merger.

Exceptional items
The cash outflow on exceptional items principally related to settlement of asbestos claims, integration and restructuring costs. In addition, £49m was paid during the period in settlement of the Longview dispute.

Movement in net debt

The movement in net debt may be analysed as follows
	2016	2015
Six months ended 30 June	£m	£m
Trading cash flow	125	84
Difference between retirement benefit contributions and current service cost	-	5
Capital expenditure (net)	(9)	(23)
Acquisitions and disposals (net)	(5)	(56)
Interest and tax	(41)	(55)
Net share movements	-	11
Cash outflow on exceptional and asbestos-related items	(44)	(48)
Longview settlement	(49)	-
Dividends paid	(58)	(56)
Other	(1)	5
Movement in net debt	(82)	(133)
Exchange movements	(56)	(21)
Opening net debt	(946)	(803)
Closing net debt	(1,084)	(957)

Net debt comprised:

	2016	2015
As at 30 June	£m	£m
Cash and cash equivalents	313	311
Cash and cash equivalents (held in assets held for sale)	6	-
Bank deposits (less than three months)	129	61
Bank deposits (more than three months)	21	20
Bank loans (net of facility fees)	(1,479)	(1,290)
Bank loans (held in liabilities held for sale)	(26)	-
Financial derivatives	12	-
Finance lease obligations	(60)	(59)
Net debt	(1,084)	(957)

Balance sheet

Goodwill and other intangibles
As at 30 June 2016, the carrying amount of goodwill was £2,185m (31 December 2015: £2,192m), with the reduction during the year being an impairment of £214m recognised against the goodwill attributable to the Global Power Group business and the allocation of £11m of goodwill to the disposal group. This was offset by exchange movements of £218m. See note 10 for further details.

As at 30 June 2016, the carrying amount of other intangibles was £648m (31 December 2015: £833m), which comprised acquired identifiable intangible assets of £608m (31 December 2015: £753m) and computer software of £40m (31 December 2015: £80m). During the period there was an impairment charge of £157m recognised against the customer relationship intangible assets arising as part of the Foster Wheeler acquisition and allocated to the Americas and GPG and a £34m write off of computer software.

Property, plant and equipment
As at 30 June 2016, property, plant and equipment amounted to £83m (31 December 2015: £127m), with the reduction in the period due to the transfer of PPE (power generation assets) to held for sale along with depreciation of £13m offset by exchange and other movements of £11m and capex additions of £3m.

The Group holds the majority of the properties through which the group operates under operating leases which are for varying periods and on differing terms.

Post-retirement benefits
The group has a number of defined benefit pension plans in a number of countries. There were three principal plans: two in the UK and one in the US. As at 31 December 2015, each of these plans was closed to new entrants and the two legacy Foster Wheeler plans were also closed to future service accruals. Following an employee consultation exercise at the end of 2015, the Company confirmed its intention to close its two main UK defined benefit pension schemes to future accrual from 1 April 2016 and replace them with a new defined contribution arrangement. The necessary Trustee approvals have now been received, and all legacy defined benefit plans in the UK have now been merged into the new arrangement.

As at 30 June 2016, there was a net deficit of £109m on the group’s defined benefit pension plans (31 December 2015: surplus of £63m) with the movement in the period principally due to movements in the discount rates applied to the liabilities.

Provisions
Provisions held at 30 June 2016 were £670m (31 December 2015: £664m).

During the six months ended 30 June 2016 provisions of £40m were utilised and £36m of provisions no longer required were released to the income statement. Additional provisions of £9m were created and the asbestos provision increased by £21m as a result of changes in the discount rate applied to the provision and there were exchange and other movements of £48m.

Provisions are summarised as follows:
	30 June 2016	30 June 2015	31 December 2015
		(restated)
	£m	£m	£m
Asbestos-related litigation	425	377	378
Legal claims and actions	115	204	154
Obligations relating to disposed businesses	64	90	78
Property-related provisions	23	17	19
Other provisions	43	34	35
	670	722	664

Details of the provisions held by the group are set out in note 11 to the accompanying financial information.

Asbestos-related obligations
Certain of the company’s subsidiaries in the UK and US are subject to claims by individuals who allege that they have suffered personal injury alleged to have arisen from exposure to asbestos primarily in connection with equipment allegedly manufactured by certain of our subsidiaries during the 1970s or earlier.

As at 30 June 2016, the group recognised:
●
asbestos-related liabilities of £464m, which included estimates of indemnity amounts and defence costs for open and yet to be asserted claims expected to be incurred in each year in the period to 2050; and
●
insurance recoveries of £127m

The net liability of £(337)m in respect of asbestos-related obligations is presented on the balance sheet within other non-current receivables (£112m); trade and other receivables (£15m); trade and other payables (£(39)m) and provisions (£(425)m).
There was a net cash outflow of £12m during H1 2016 due to the excess of forecast indemnity payments and defence costs over insurance proceeds.

Investments
Following the impairment charges against goodwill and intangible assets, the carrying value of subsidiary company investments held on the parent company balance sheet was reviewed and a write down of £507m was charged against the merger reserve created on the acquisition of Foster Wheeler. This has no impact on distributable reserves.

Going concern
Based on internal forecasts and projections that take into account reasonably possible changes in the group’s trading performance, the directors consider that the group has adequate financial resources to continue in operation for the foreseeable future. Accordingly, the directors continue to adopt the going concern basis in preparing the group’s financial statements.

Performance measures

Profitability measures

We use three measures of profitability that are not recognised measures under IFRS: trading profit, trading margin and adjusted profit before tax. As appropriate, we exclude the following specific items in arriving at these measures: exceptional items, the amortisation and impairment of intangible assets, and asbestos-related costs (net of insurance recoveries). Exceptional items are items of income and expense that are material by their size, incidence or nature and may include, but are not restricted to: acquisition-related costs, restructuring costs, gains and losses on the disposal of fixed assets, and gains and losses on the disposal or closure of businesses. Acquisition-related costs may include transaction costs (including external advisory, legal, valuation and other professional fees and attributable internal costs), the amortisation of acquisition-related facility fees, payments to selling shareholders that are accounted for as remuneration and changes in the fair value of contingent consideration.

Trading profit
Trading profit represents profit before net financing expense excluding exceptional items, the amortisation and impairment of intangible assets and asbestos-related costs (net of insurance recoveries). Trading profit includes the group’s share of the trading profit of joint ventures.

	H1 2016 £m	H1 2015 £m
Continuing operations
(Loss)/profit before net financing expense	(414)	83
Intangibles amortisation and impairments	506	65
Net asbestos-related items	21	(7)
Exceptional items	51	25
Share of trading profit of joint ventures	13	22
Trading profit	177	188

Trading margin
Trading margin represents trading profit expressed as a percentage of revenue.
£m unless stated	H1 2016	H1 2015
Continuing operations
Revenue	2,842	2,664
Trading profit	177	188
Trading margin	6.2%	7.1%

Adjusted profit before tax
Adjusted profit before tax represents profit before tax before exceptional items, the amortisation and impairment of intangible assets, asbestos-related costs and interest expense (net of insurance recoveries), and the group’s share of tax on the results of joint ventures.
	H1 2016 £m	H1 2015 £m
Continuing operations
(Loss)/profit before tax	(446)	73
Exceptional items	53	30
Amortisation and impairment	506	65
Net asbestos-related costs	24	(3)
Share of income tax of joint ventures	3	5
Adjusted profit before tax	140	170

Cash flow measures
Trading cash flow
Trading cash flow represents cash generated from operations before cash flows arising from exceptional items, asbestos-related payments (net of insurance recoveries), the difference between retirement benefits contributions and the current service cost, legacy settlements and discontinued operations, and currency translation differences on working capital, but including dividends received from joint ventures.
	H1 2016 £m	H1 2015 £m
Cash generated from operations	21	(9)
Net asbestos-related payments	12	13
Difference between pension contributions and current service cost	-	(5)
Cash outflow on exceptional items and Longview settlement	81	35
Currency translation differences	(16)	24
Dividends received from joint ventures	27	26
Trading cash flow	125	84

Cash conversion
Cash conversion represents trading cash flow expressed as a percentage of trading profit.
£m unless stated otherwise	H1 2016	H1 2015
Trading cash flow	125	84
Trading profit	177	188
Cash conversion	71%	45%

Other measures

Adjusted diluted EPS
Adjusted diluted earnings per share represents profit for the year from continuing operations before exceptional items, the amortisation and impairment of intangible assets, asbestos-related items and the tax effect of those items, divided by the diluted number of ordinary shares.

Reconciliations of adjusted diluted EPS to diluted EPS from continuing operations for each period presented are included in note 8 to the accompanying financial information.

Order book
Our order book represents the total remaining value of secured projects to be executed up to any break point in the relevant contracts. Contracts are included in our order book only when they are signed and we do not include contracts awarded to joint ventures.

Principal business and strategic risks

The table below shows Amec Foster Wheeler’s principal business and strategic risks. Each is specific to the Group and could have a material impact on it. Actions have been taken to mitigate these risks and these are also shown.

Risks	Mitigation

Geopolitical and economic conditions
Amec Foster Wheeler expects to derive the majority of its revenues from Europe, the US and Canada and is therefore particularly affected by political and economic conditions in those markets.

Changes in general economic conditions may influence customers’ decisions on capital investment and/or asset maintenance, which could lead to volatility in the development of Amec Foster Wheeler’s order intake. These may also lead to change in the customer base, competition and in the way customers procure the services we provide. An increase in competition for new contracts may lead to different, less favourable contract terms and conditions.

Continuing and escalating unrest and insurgency activity in the Middle East may have a negative impact on existing and future opportunities in the region.

The UK’s decision to leave the EU has brought about a period of economic uncertainty that is likely to continue until after separation takes place. This uncertainty may dampen investment in an environment of negative market sentiment. There is also the possibility of a second Scottish independence referendum which would create further uncertainty, particularly in the North Sea oil and gas sector. The decision of the UK to leave the EU may also have a knock-on effect elsewhere in Europe as member states consider their own futures in the Union.

Amec Foster Wheeler seeks to maintain a balanced geographic presence and, through acquisitions and organic growth, will continue to increase its exposure to other attractive regions of the world.

The risk associated with economic conditions resulting in a downturn and affecting the demand for Amec Foster Wheeler’s services has been addressed, as far as practicable, by seeking to maintain a balanced business portfolio in terms of geographies, markets, clients and service offering/business model.

In light of continuing global economic uncertainties, steps have been taken to assess and monitor any potential impact on Amec Foster Wheeler’s business opportunities and address potential increased supply chain and, more broadly, counterparty risk.

The Strategy and Business Development function is focussed on realising the synergies across our customers, markets, geographies, service offerings and relationships.

We will continue to monitor developments resulting from the UK’s decision to leave the European Union and develop response strategies to mitigate risk to Amec Foster Wheeler.

Changes in commodity prices
A sustained and significant reduction in oil & gas or commodity prices would have an adverse impact on the level of customer spending in Amec Foster Wheeler’s markets and consequently represents a risk to organic growth.

The fall in oil prices has had an impact on the investment behaviour of Amec Foster Wheeler customers in this sector, with pressure on capital expenditure leading to a greater focus on smaller projects and operating expenditure and an increase in competition for new contracts.

This risk is mitigated by maintaining a balanced business portfolio of geographies, markets, clients and service offerings.

Improved efficiencies through increased workflow between offices and the effective use of centres of excellence and High Value Execution Centres.

Project delivery
Failing to maintain discipline and meet customer expectations on project delivery could result in damage to reputation, loss of repeat business and potentially lead to litigation and/or claims against Amec Foster Wheeler.

The Project Delivery function provides assurance, drives project execution and supports the development, training and mobilisation of personnel to enhance execution competencies.

In addition the system of globally applied policies and procedures, combined with comprehensive management oversight, the risk management process, project reviews, internal audit, peer reviews and customer feedback, mitigate the risk to successful project delivery.

Risks	Mitigation

Lump sum contracts
Lump sum contracts carry different risks than reimbursable contracts, with the contractor agreeing the contract price at the start of the contract and accepting the risk of cost overruns in completing the project.

This risk is mitigated by having skills and competencies fully aligned with the project scope. It is further mitigated by having a clear, delegated authority structure in place, combined with the formal global mandatory procedures relating to contracting principles and the tender review process. In addition, the Project Delivery function referred to in the project delivery risk above, perform reviews, provide assurance and drive project execution.

Staff recruitment and retention
An inability to attract and retain sufficient high‑calibre employees could become a barrier to the continued success and growth of Amec Foster Wheeler.

Senior management departures or prolonged absences could also adversely affect our ability to implement our strategy and manage our operations efficiently.

This risk is mitigated with a clear Human Resources strategy, which is aligned to the business strategy and focused on attracting, developing and retaining the best people for the Group with succession planning as appropriate. It is underpinned by an employee framework which describes how we manage our people consistently.

In addition, there is a continual review of compensation and benefits to ensure sector and geographic competitiveness and there are localised recruitment teams capable of recruiting large numbers into Amec Foster Wheeler.
Amec Foster Wheeler Academy delivers development activities to enhance delivery and prepare employees for more advanced roles.

Health, safety, security and environment
Amec Foster Wheeler is involved in activities and environments that have the potential to cause serious injury to personnel or damage to property or the environment and damage to our reputation.

These activities may involve operations such as design, construction, commissioning and decommissioning, which have potential to cause serious environmental damage, pollution and habitat destruction.

In order to control risk and prevent harm, Amec Foster Wheeler is focused on achieving the highest standards of health, safety and security management. This is achieved through setting of an effective policy and putting in place clear standards which underpin our health, safety, security and environmental management systems.

We have put in place processes to assure that our systems work effectively throughout the organisation and health and safety performance is regularly reviewed against agreed targets to facilitate continual improvement.

Amec Foster Wheeler employs environmental and engineering specialists to support projects in implementing comprehensive project management planning at all stages of a project. These processes are governed by appropriate quality management systems and are supported by risk identification tools aimed at identifying and managing all aspects of project environmental risk.

Environmental licences
Amec Foster Wheeler’s build/own/operate facilities and fabrication/manufacturing sites rely on maintaining environmental licences to operate, which includes protecting the environment and achieving legally enforceable operating parameters. Failure to maintain these standards may result in the revocation of all or part of the licence and the suspension of operation, resulting in criminal or civil action and/or financial risk to the business. Failure to maintain assets and/or pollution abatement equipment may result in a failure to meet legally-binding objectives and targets for the operation.

Environmental management systems are in place to monitor and mitigate this risk. Planned preventative maintenance schedules are in place to further mitigate this risk.

Information technology (IT)
Amec Foster Wheeler is exposed to the risk that the IT systems on which it relies fail and/or that sensitive data held by the Group is lost due to ineffective data governance or as a result of unauthorised access to Amec Foster Wheeler systems or malware attacks.

Appropriate controls are in place to mitigate the risk of systems failure and data loss, including systems back-up procedures, data security breach response plan, disaster recovery plans and globally distributed data centres providing a secure and reliable environment for hosting critical applications. There is also appropriate virus protection, malware detection and remediation, network security controls and penetration testing and encryption of mobile devices.

Risks	Mitigation

Ethical breach
A substantive ethical breach and/or non-compliance with laws or regulations could potentially lead to damage to Amec Foster Wheeler’s reputation, fines, litigation and claims for compensation.

Amec Foster Wheeler has a number of measures in place to mitigate the risk of a substantive ethical breach and/or non-compliance with laws or regulations, including:
● embedded policies and procedures;
● Code of Business Conduct;
● segregation of duties;
● management oversight;
● financial and operational controls;
● independent whistle-blowing mechanism;
● appointment of ethics and compliance officers;
● anti-fraud and other internal audits;
● legal team advice;
● training programmes supporting the Code of Business Conduct and Anti-bribery and Corruption; and
● oversight by the Health, Safety, Security, Environmental and Ethics committee of the board

Pensions
Amec Foster Wheeler operates a number of defined benefits pension schemes, where careful judgement is required in determining the assumptions for future salary and pension increases, discount rate, inflation, investment returns and member longevity. There is a risk of underestimating this liability.

This risk to Amec Foster Wheeler’s pension schemes is mitigated by:
● maintaining a relatively strong funding position over time;
● taking advice from independent qualified actuaries and other professional advisers;
● agreeing appropriate investment policies with the trustees; and
● close monitoring of changes in the funding position, with reparatory action agreed with the trustees in the event that a sustained deficit emerges.

Legacy risks
Litigation and business claims from divested and non-core businesses remain a risk to Amec Foster Wheeler.

Managing non-core legacy assets until divestment may require skills that are not common to the rest of the Company.

Ground contaminants remain at some former Amec Foster Wheeler operational localities where the pollutant may have been as a result of the Company’s operations, or the Company is responsible for its clean-up. There is a risk that pollution may result in a risk to human health or the environment. There is potential for civil and/or criminal action against the Company for such pollutants.

The established legacy team manages these claims with internal and external legal advice. The aim is to seek cost-effective management of litigation and promote commercially sensible settlements where appropriate.
Amec Foster Wheeler has made provisions for the legacy issues that are believed to be adequate and is not aware of any other current issues relating to disposed businesses which are likely to have a material impact. Specialist teams with the appropriate knowledge are brought in as required.
In the case of any known contaminated land, strategies have been developed to minimise the risk posed by such contaminated land, including asset management and land remediation projects and they remain under continuing review.

Asbestos liability
The legacy Foster Wheeler business is exposed to significant numbers of claims relating to alleged exposure to asbestos. The quantum of these claims is actuarially forecast each year and provisions are held against these loss projections. However there is a risk that these loss projections will be exceeded and the provisions could be inadequate to meet the liabilities.

There is a dedicated in-house finance and legal resource comprising a team of specialist asbestos lawyers who manage the claims, assisted by National Co-ordinating Counsel (NCC) and local counsel. A claims strategy has been developed with the NCC and regular reviews are undertaken.

The team monitors legal developments in these claims and the strategy to deal with them on a regular basis.

The quantum of these claims is actuarially forecast each year and provisions are held against the loss projections.

Risks	Mitigation

Financial – breach of covenant, counterparty and liquidity

If trading continues to deteriorate and sterling weakens further as a result of the decision of the UK to leave the European Union, Amec Foster Wheeler’s Net Debt to EBITDA covenant will come under pressure. A breach of covenant without waiver from the banking group would result in our debts becoming due and payable immediately.

There is a risk if a counterparty is unable to repay deposits, fund a loan in a committed loan relationship or fund a position under forex arrangements.

The risk of being unable to generate sufficient cash from operations to fund growth or to repay debt may be compounded if sterling continues to weaken as a result of the UK’s decision to leave the EU. As we have drawings in currency and our facilities are sterling denominated, this may impact on our overall liquidity.

Amec Foster Wheeler is actively pursuing the disposal of assets to significantly reduce debt and improve leverage ratio.

In the event of a risk of breach of covenant Amec Foster Wheeler would seek a waiver from our banking group.

Counterparty risk is mitigated by limiting the amount that can be invested with any one counterparty. Such limits are determined by ratings and a review of other factors such as 5 year credit default swap prices, economic and national considerations.

Amec Foster Wheeler has uncommitted/bilateral lines used for performance bonds, letters of credit etc.

If sterling continues to weaken and liquidity comes under pressure we would seek additional top up funding from a limited number of providers.

Bank ratings are regularly reviewed to ensure security of counterparty for both deposits and lending.

CONDENSED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 June 2016

		Before	Amortisation
		amortisation	and impairment
		and impairment	exceptional
		exceptional	items
		items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
	Note	£m	£m	£m

Continuing operations

Revenue	3	2,842	-	2,842

Cost of sales		(2,517)	-	(2,517)

Gross profit		325	-	325

Administrative expenses		(161)	(580)	(741)

Profit on business disposals and closures		-	2	2

Profit/(loss) before net financing expense		164	(578)	(414)

Financial income		15	-	15
Financial expense		(50)	(5)	(55)

Net financing expense		(35)	(5)	(40)

Share of post-tax results of joint ventures		8	-	8

Profit/(loss) before income tax	3	137	(583)	(446)

Income tax	5	(26)	31	5

Profit/(loss) for the period from continuing
operations		111	(552)	(441)

Profit for the period from discontinued
operations	6	5	7	12

Profit/(loss) for the period		116	(545)	(429)

Attributable to:
Equity holders of the parent				(431)
Non-controlling interests				2

				(429)

Basic earnings/(loss) per share:	8
Continuing operations		28.3p		(115.8)p
Discontinued operations		1.3p		3.1p

		29.6p		(112.7)p

Diluted earnings/(loss) per share:	8
Continuing operations		28.2p		(115.8)p
Discontinued operations		1.3p		3.1p

		29.5p		(112.7)p

CONDENSED CONSOLIDATED INCOME STATEMENT                                                                                                              `

	Six months ended 30 June 2015

		Before	Amortisation,
		amortisation,	exceptional
		exceptional	items
		items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
	Note	£m	£m	£m
Continuing operations

Revenue	3	2,664	-	2,664

Cost of sales		(2,331)	-	(2,331)

Gross profit		333	-	333

Administrative expenses		(167)	(83)	(250)

Loss on business disposals and closures		-	-	-

Profit/(loss) before net financing expense		166	(83)	83

Financial income		14	-	14
Financial expense		(31)	(9)	(40)

Net financing income		(17)	(9)	(26)

Share of post-tax results of joint ventures		16	-	16

Profit/(loss) before income tax	3	165	(92)	73

Income tax	5	(33)	16	(17)

Profit/(loss) for the period from continuing
operations		132	(76)	56

Loss for the period from discontinued
operations	6	(4)	(6)	(10)

Profit/(loss) for the period		128	(82)	46

Attributable to:
Equity holders of the parent				46
Non-controlling interests				-

				46

Basic earnings/(loss) per share:	8
Continuing operations		34.5p		14.7p
Discontinued operations		(1.1)p		(2.7)p

		33.4p		12.0p

Diluted earnings/(loss) per share:	8
Continuing operations		34.0p		14.5p
Discontinued operations		(1.1)p		(2.7)p

		32.9p		11.8p

CONDENSED CONSOLIDATED INCOME STATEMENT
Year ended 31 December 2015

			Amortisation,
		Before	and impairment,
		amortisation,	exceptional
		and impairment,	items
		exceptional items	and asbestos-
		and asbestos-	related items
		related items	(note 4)	Total
	Note	£m	£m	£m

Continuing operations

Revenue	3	5,455	-	5,455

Cost of sales		(4,787)	-	(4,787)

Gross profit		668	-	668

Administrative expenses		(334)	(538)	(872)

Loss on business disposals and closures		-	(1)	(1)

Profit/(loss) before net financing expense		334	(539)	(205)

Financial income		16	-	16
Financial expense		(54)	(20)	(74)

Net financing expense		(38)	(20)	(58)

Share of post-tax results of joint ventures		28	-	28

Profit/(loss) before income tax	3	324	(559)	(235)

Income tax		(63)	45	(18)

Profit/(loss) for the year from continuing
operations		261	(514)	(253)

(Loss)/profit for the year from discontinued
operations	6	(5)	1	(4)

Profit/(loss) for the year		256	(513)	(257)

Attributable to:
Equity holders of the parent				(256)
Non-controlling interests				(1)

				(257)

Basic earnings/(loss) per share:	8
Continuing operations		68.1p		(66.1)p
Discontinued operations		(1.3)p		(1.1)p

		66.8p		(67.2)p

Diluted earnings/(loss) per share:	8
Continuing operations		67.7p		(66.1)p
Discontinued operations		(1.3)p		(1.1)p

		66.4p		(67.2)p

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		Six months
	Six months	ended	Year
	ended	30 June	ended
	30 June	2015	31 December
	2016	(restated)	2015
	£m	£m	£m

(Loss)/profit for the period	(429)	46	(257)

Other comprehensive income:

Items that may be reclassified to profit and loss:

Exchange movements on translation of
foreign subsidiaries	222	(146)	(46)

Net (loss)/gain on hedges of net
investment in foreign subsidiaries	(92)	37	(3)

Cash flow hedges:
Effective portion of changes in fair value	(4)	3	(2)
Tax on effective portion of changes in fair value	1	(1)	2
Transferred to the income statement	1	4	-
	128	(103)	(49)
Items that will not be reclassified to profit and loss:

Actuarial (losses)/gains on defined benefit pension schemes	(147)	10	150

Tax on actuarial (losses)/gains	16	(1)	(25)
	(131)	9	125

Other comprehensive (loss)/income	(3)	(94)	76

Total comprehensive loss	(432)	(48)	(181)

Attributable to:
Equity holders of the parent	(435)	(48)	(181)
Non-controlling interests	3	-	-

Total comprehensive loss	(432)	(48)	(181)

CONDENSED CONSOLIDATED BALANCE SHEET

			30 June 2015
		30 June 2016	(restated)	31 December 2015
	Note	£m	£m	£m

ASSETS
Non-current assets
Property, plant and equipment		83	132	127
Intangible assets	10	2,833	3,264	3,025
Interests in joint ventures		40	112	104
Derivative financial instruments	12	24	11	18
Retirement benefit assets		145	95	231
Other receivables		152	149	145
Deferred tax assets		65	55	50

Total non-current assets		3,342	3,818	3,700

Current assets
Inventories		13	16	13
Trade and other receivables		1,632	1,517	1,455
Derivative financial instruments	12	2	7	16
Current tax receivable		29	11	25
Bank deposits (more than three months)		21	20	23
Cash and cash equivalents		442	372	340
Assets classified as held for sale	7	95	-	-

Total current assets		2,234	1,943	1,872

Total assets		5,576	5,761	5,572

LIABILITIES
Current liabilities
Interest bearing loans and borrowings	12	(5)	(743)	(683)
Trade and other payables		(1,638)	(1,443)	(1,459)
Derivative financial instruments	12	(38)	(9)	(21)
Current tax payable		(100)	(108)	(98)
Liabilities classified as held for sale	7	(42)	-	-

Total current liabilities		(1,823)	(2,303)	(2,261)

Non-current liabilities
Interest bearing loans and borrowings	12	(1,534)	(606)	(640)
Trade and other payables		(140)	(116)	(121)
Derivative financial instruments	12	(22)	(4)	(4)
Retirement benefit liabilities		(254)	(170)	(168)
Deferred tax liabilities		(69)	(100)	(106)
Provisions	11	(670)	(722)	(664)

Total non-current liabilities		(2,689)	(1,718)	(1,703)

Total liabilities		(4,512)	(4,021)	(3,964)

Net assets		1,064	1,740	1,608

EQUITY
Share capital		197	197	197
Share premium account		133	133	133
Merger reserve		33	877	540
Hedging and translation reserves		101	(79)	(26)
Capital redemption reserve		34	34	34
Retained earnings		555	568	721
Total equity attributable to equity holders
of the parent		1,053	1,730	1,599

Non-controlling interests		11	10	9

Total equity		1,064	1,740	1,608

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Capital			Non-
	Share	Share	Merger	Hedging	Transl’n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

As at 1 Jan 2016	197	133	540	-	(26)	34	721	1,599	9	1,608

Loss for the period	-	-	-	-	-	-	(431)	(431)	2	(429)

Actuarial losses on
defined benefit pension
schemes	-	-	-	-	-	-	(147)	(147)	-	(147)
Tax on actuarial losses	-	-	-	-	-	-	16	16	-	16
Exchange movements
on translation of
foreign subsidiaries	-	-	-	-	221	-	-	221	1	222
Net loss on hedges of
net investment in
foreign subsidiaries	-	-	-	-	(92)	-	-	(92)	-	(92)
Effective portion of
changes in fair value
of cash flow hedges	-	-	-	(4)	-	-	-	(4)	-	(4)
Tax on effective portion
of changes in fair
value of cash flow
hedges	-	-	-	1	-	-	-	1	-	1
Cash flow hedges
transferred to the
income statement	-	-	-	1	-	-	-	1	-	1

Other comprehensive
loss for the period	-	-	-	(2)	129	-	(131)	(4)	1	(3)

Total comprehensive
loss for the period	-	-	-	(2)	129	-	(562)	(435)	3	(432)

Dividends	-	-	-	-	-	-	(113)	(113)	(1)	(114)
Equity settled share based payments	-	-	-	-	-	-	3	3	-	3
Tax on equity settled share based payments	-	-	-	-	-	-	(1)	(1)	-	(1)
Transfer to merger reserve	-	-	(507)	-	-	-	507	-	-	-
As at 30 Jun 2016	197	133	33	(2)	103	34	555	1,053	11	1,064

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

						Capital			Non-
	Share	Share	Merger	Hedging	Transl’n	redemption	Retained		controlling	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	Total	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

As at 1 Jan 2015	194	101	877	-	24	34	744	1,974	22	1,996

Profit for the period	-	-	-	-	-	-	46	46	-	46

Actuarial gains on
defined benefit pension
Schemes	-	-	-	-	-	-	10	10	-	10
Tax on actuarial gains	-	-	-	-	-	-	(1)	(1)	-	(1)
Exchange movements
on translation of
foreign subsidiaries	-	-	-	-	(146)	-	-	(146)	-	(146)
Net gain on hedges of
net investment in
foreign subsidiaries	-	-	-	-	37	-	-	37	-	37
Effective portion of
changes in fair value
of cash flow hedges	-	-	-	3	-	-	-	3	-	3
Tax on effective portion
of changes in fair
value of cash flow
hedges	-	-	-	(1)	-	-	-	(1)	-	(1)
Cash flow hedges
transferred to the
income statement	-	-	-	4	-	-	-	4	-	4

Other comprehensive
loss for the period	-	-	-	6	(109)	-	9	(94)	-	(94)
Total comprehensive
loss for the period	-	-	-	6	(109)	-	55	(48)	-	(48)

Dividends	-	-	-	-	-	-	(167)	(167)	(2)	(169)
Shares issued	3	32	-	-	-	-	-	35	-	35
Utilisation of treasury
shares	-	-	-	-	-	-	15	15	-	15
Acquisition of shares
by trustees of the
Employee Share Trust	-	-	-	-	-	-	(4)	(4)	-	(4)
Acquisition of
non-controlling interest	-	-	-	-	-	-	(75)	(75)	(10)	(85)

As at 30 Jun 2015 (restated)	197	133	877	6	(85)	34	568	1,730	10	1,740

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m
Cash flow from operating activities
(Loss)/profit before income tax from continuing operations	(446)	73	(235)
Profit/(loss) before income tax from discontinued operations	14	(13)	(5)

(Loss)/profit before income tax	(432)	60	(240)
Financial income	(15)	(14)	(16)
Financial expense	55	40	74
Share of post-tax results of joint ventures	(8)	(16)	(28)
Intangible impairment and amortisation	471	65	444
Impairment of assets held for sale	35	-	-
Depreciation of property, plant & equipment	13	14	26
(Profit)/loss on disposal of businesses	(8)	8	(1)
Difference between contributions to retirement benefit
schemes and current service cost	-	5	(3)
Profit on disposal of property, plant and equipment	-	(1)	(1)
Equity settled share-based payments	3	-	7

	114	161	262
(Increase)/decrease in inventories	-	(2)	1
(Increase)/decrease in trade and other receivables	(198)	(29)	38
Increase/(decrease) in trade and other payables and provisions	105	(139)	(81)

Cash generated from operations	21	(9)	220
Tax paid	(31)	(40)	(79)

Net cash flow from operating activities	(10)	(49)	141

Cash flow from investing activities
Acquisition of businesses (net of cash acquired)	-	(4)	(5)
Investment in joint ventures	(1)	-	(1)
Purchase of property, plant and equipment	(3)	(9)	(15)
Purchase of intangible assets	(7)	(15)	(23)
Movement in bank deposits (more than three months)	2	1	(2)
Disposal of businesses (net of cash disposed of)	(4)	(1)	(2)
Disposal of joint ventures	-	-	11
Disposal of property, plant and equipment	1	1	2
Interest received	9	4	3
Dividends received from joint ventures	27	26	42
Amounts (paid)/received on maturity of net investment hedges	(16)	31	37

Net cash flow from investing activities	8	34	47

Net cash flow before financing activities	(2)	(15)	188

Cash flow from financing activities
Proceeds from other borrowings	1,430	105	68
Repayments of other borrowings	(1,294)	(78)	(143)
Cash flows in respect of facility arrangement fees	(18)	(1)	(3)
Interest paid	(19)	(19)	(38)
Dividends paid	(58)	(56)	(167)
Acquisition of non-controlling interest	-	(51)	(54)
Cash received in respect of debt related cash flow hedges	30	-	12
Dividends paid to non-controlling interests	(1)	(2)	(4)
Cash flows in respect of treasury shares*	-	15	15
Acquisition of shares by trustees of the Employee Share Trust	-	(4)	(5)

Net cash flow from financing activities	70	(91)	(319)

Increase/(decrease) in cash and cash equivalents	68	(106)	(131)
Cash and cash equivalents as at the beginning of the period	340	495	495
Exchange gains /(losses) on cash and cash equivalents	40	(17)	(24)

Cash and cash equivalents as at the end of the period	448	372	340

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (continued)

	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m

Cash and cash equivalents consist of:
Cash at bank and in hand	313	311	307
Bank deposits (less than three months)	129	61	33

Cash and cash equivalents as at the end of the period (excluding cash classified as asset held for sale)	442	372	340
Cash classified as held for sale (note 7)	6	-	-

Cash and cash equivalents as at the end of the period	448	372	340

* Cash received from SAYE option holders on exercise of options.

NOTES TO THE ACCOUNTS

1.       CORPORATE INFORMATION

The interim condensed accounts of Amec Foster Wheeler plc for the six months ended 30 June 2016 were authorised for issue in accordance with a resolution of the directors on 9 August 2016.

Amec Foster Wheeler plc is a public limited company, which is listed on both the London Stock Exchange and the New York Stock Exchange and incorporated and domiciled in the UK. The principal activities of the company and its subsidiaries (the group) are described in note 3.

2.        PREPARATION OF INTERIM RESULTS
Basis of preparation
This condensed set of accounts has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as adopted for use in the European Union. From the Group’s perspective, there are no differences between IFRS as adopted for use in the European Union and IFRS as issued by the IASB. As required by the Disclosure and Transparency Rules of the Financial Conduct Authority, the condensed set of accounts has been prepared applying the accounting policies and presentation that were applied in the preparation of the company’s published consolidated accounts for the year ended 31 December 2015.

The comparative figures for the year ended 31 December 2015 are not the group’s statutory accounts for that financial year but are an extract from those accounts. The statutory accounts for the year ended 31 December 2015 have been reported on by the group’s auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and did not contain statements under section 498 (2) or (3) of the Companies Act 2006.

The consolidated accounts for the year ended 31 December 2015 were prepared in accordance with IFRS as adopted by the European Union and those parts of the Companies Act 2006 that are applicable to Companies Reporting under IFRS. There are no IFRS, IAS amendments or IFRIC interpretations effective for the first time this financial year that have had a material impact on the group. The accounts are presented rounded to the nearest million, however, all calculated numbers, for example earnings per share, are calculated on the underlying numbers to one decimal place precision.

Use of estimates
The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Management considers that the most significant areas of judgement and estimation made in preparing the consolidated financial statements arise in relation to the accounting for long-term contracts, business combinations, defined benefit pensions and other retirement benefits and provisions (including asbestos-related liabilities), in assessing the recoverability of goodwill and other intangible assets and the fair values of assets and liabilities that are classified as held for sale.

NOTES TO THE ACCOUNTS (continued)

2.        PREPARATION OF INTERIM RESULTS (continued)
Impairment of assets
The Group has a significant amount of intangible assets on its balance sheet. Goodwill arising on acquisitions represents the excess of the fair value of the purchase consideration over the fair value of the assets and liabilities acquired. Goodwill is capitalised and subject to impairment review, both annually and when there are indications that its carrying value may not be recoverable. An impairment loss is recognised to the extent that the carrying value of an asset exceeds its recoverable amount.
The determination of carrying value involves significant judgements when allocating goodwill to the cash generating units ‘CGUs’) expected to benefit from the acquisition. The estimation of the recoverable amounts also requires significant judgements and estimates including the future cash flows of the CGU, terminal growth rates and the appropriate rate at which to discount those cash flows. See note 10 for further details of the impairment reviews performed during the year. The carrying amount of the Global Power Group CGU has been reduced to its recoverable amount through recognition of an impairment loss of £214m against goodwill.

Assets held for sale
In March 2016, the Group announced its intention to reduce net debt via the disposal of non-core assets. Assets and liabilities that meet the definition of held for sale as set out in IFRS 5 'Non-current assets held for sale and discontinued operations' are presented separately on the consolidated balance sheet and valued at the lower of carrying value and fair value less costs to sell. Judgement is required in determining when an asset meets the IFRS 5 criteria of held for sale and certain assumptions have to be made in relation to future disposal proceeds when estimating fair value less costs to sell. As at 30 June 2016, two equity accounted joint ventures and one subsidiary undertaking are presented as held for sale. Further details are provided in note 7.

Use of adjusted measures
Management uses adjusted performance measures including trading profit, adjusted profit before tax and adjusted diluted earnings per share. Each of these measures is based on an IFRS measure of profit but excludes specific items whose inclusion in the IFRS measure hinders the comparison of the trading performance of our businesses from one period to another, with each other or with those of our competitors.
Management has identified the following specific items that are excluded in arriving at these non-IFRS measures: exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries).
Management does not regard these non-IFRS measures as a substitute for, or superior to, the equivalent measures calculated and presented in accordance with IFRS and it should be noted that they may not be comparable with similarly-titled measures used by other companies.
Restatement
On 13 November 2014 (the acquisition date), the Group acquired 95.3% of the issued share capital of Foster Wheeler AG. Due to the relatively short period of time between the acquisition date and 30 June 2015, management had not finalised its assessment of the fair values of certain of Foster Wheeler’s assets and liabilities at the time that the Interim 2015 financial statements were completed, and as a result, the Interim 2015 financial statements reflected the provisional assessment of the fair values as at the acquisition date.

During the second half of 2015, Management had completed the fair value assessment of the carrying amounts of assets and liabilities recognised on the acquisition of Foster Wheeler. Details of which are set out in the 2015 Annual reports and Accounts note 24.

The impact on the above compared to the restated December 2014 position is the recognition of an additional exchange gain of £19m in the condensed consolidated statement of changes in equity for the period ended 30 June 2015.

As the acquisition of Foster Wheeler AG in November 2014 represented more than 90% of Foster Wheeler’s issued share capital, the acquisition qualifies for merger relief under section 612 of the Companies Act 2006 from crediting the share premium that arose on the new shares issued in consideration for Foster Wheeler to a share premium account. The balance sheet as at 30 June 2015 has been restated to present the excess of the nominal value of the shares issued of £877m as a merger reserve.

Going concern
The directors are satisfied that the group has adequate resources to operate for the foreseeable future and, therefore, it is appropriate to continue to adopt the going concern basis in preparing the accounts. At 30 June 2016 the Group had net debt of £1,084m. In total, the Group had committed and available banking facilities of £1,788m.
The Group has complied with all applicable covenant requirements and has assumed it will be able to meet expected mandatory interest and repayment of its banking facilities in place.

NOTES TO THE ACCOUNTS (continued)

3.        SEGMENTAL ANALYSIS OF CONTINUING OPERATIONS

Amec Foster Wheeler designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Segment information is presented on a consistent basis with the information presented to the Group Leadership Team for the purposes of allocating resources within the group and assessing the performance of the group’s businesses.

The Group Leadership Team uses trading profit as the measure of the profitability of the group’s businesses. Trading profit is, therefore, the measure of segment profit presented in the group’s segment disclosures. Trading profit represents profit before net financing expense excluding exceptional items; the amortisation and impairment of intangible assets; and asbestos-related costs (net of insurance recoveries). Trading profit includes the group’s share of the trading profit of joint ventures.

	Revenue			Profit/(loss)
	Six	Six		Six	Six
	months	months	Year	months	months	Year
	ended	ended	ended	ended	ended	ended
	30 June	30 June	31 December	30 June	30 June	31 December
	2016	2015	2015	2016	2015	2015
	£m	£m	£m	£m	£m	£m
Class of business:
Americas	1,394	1,267	2,646	64	82	161
Northern Europe & CIS	759	736	1,492	55	70	134
Asia, Middle East, Africa
and Southern Europe	505	518	1,050	36	33	68
Global Power Group	216	195	364	33	21	51
Investment Services	9	8	15	11	7	14
	2,883	2,724	5,567	199	213	428

Internal revenue	(41)	(60)	(112)

External revenue	2,842	2,664	5,455

Corporate costs1				(22)	(25)	(54)
Trading profit2				177	188	374
Net financing expense3				(37)	(18)	(40)
Adjusted profit before income tax				140	170	334
Share of tax expense of joint ventures4				(3)	(5)	(10)
				137	165	324

Intangible amortisation and impairments				(506)	(65)	(444)
Exceptional and asbestos-related items				(77)	(27)	(115)

(Loss)/profit before income tax				(446)	73	(235)

1    Corporate costs comprise the costs of operating central corporate functions and certain regional overheads.
2 Trading profits is earnings from continuing operations before net financing expense, tax, intangible amortisation and impairment, pre-tax exceptional items and asbestos-related items of £164m (six months ended 30 June 2015: £166m, year ended 31 December 2015: £334m). but including joint venture trading profit of £13m (six months ended 30 June 2015: £22m, year ended 31 December 2015: £40m).
3
Net financing expense excludes exceptional and asbestos-related items, but includes Amec Foster Wheeler’s share of net interest expense of joint ventures.
4 The group’s share of post-tax results of joint ventures is further analysed as follows:

	Six	Six
	months	months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m

Trading profit	13	22	40
Net financing expense	(2)	(1)	(2)
Tax	(3)	(5)	(10)

	8	16	28

NOTES TO THE ACCOUNTS (continued)

4.        AMORTISATION, IMPAIRMENT, EXCEPTIONAL ITEMS AND ASBESTOS-RELATED ITEMS
	Six months	Six months
	ended	ended	Year ended
	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m

Continuing operations:
Administrative expenses – exceptional and asbestos-related items	(74)	(18)	(94)
Administrative expenses – intangible amortisation and impairments	(506)	(65)	(444)
	(580)	(83)	(538)
Profit/(loss) on business disposals and closures	2	-	(1)
Net financing expense	(5)	(9)	(20)
	(583)	(92)	(559)
Taxation credit on exceptional and asbestos-related items of continuing operations	4	4	18
Taxation credit on intangible amortisation and impairments	27	12	27
	31	16	45
Post-tax amortisation, impairments, exceptional and asbestos-related items of continuing operations	(552)	(76)	(514)
Exceptional items of discontinued operations (post-tax)	7	(6)	1
Post-tax amortisation, impairments, exceptional and asbestos-related items	(545)	(82)	(513)

Post-tax exceptional and asbestos-related items	(66)	(29)	(96)
Post-tax intangible amortisation and impairments	(479)	(53)	(417)
	(545)	(82)	(513)

Intangible amortisation and impairments are analysed as follows:

	Six months	Six months
	ended	ended	Year ended
	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m

Intangible amortisation (note 10)	66	65	129
Impairment of goodwill and intangible assets (note 10)	405	-	315
Impairment of assets on classification as held for sale (note 7)	35	-	-
	506	65	444

Post-tax exceptional and asbestos-related items are further analysed as follows:

Six months ended 30 June 2016		Profit in	Profit on
		respect of	business	Asbestos-	Other
	Profit on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£m	£m	£m	£m	£m	£m

Continuing operations	-	2	2	(24)	(55)	(77)
Discontinued operations	8	-	8	-	-	8
Profit/(loss) before tax	8	2	10	(24)	(55)	(69)
Tax	(1)	-	(1)	-	4	3
Profit/(loss) after tax	7	2	9	(24)	(51)	(66)

The pre-tax gain on disposal of £8m relates to the release of indemnity provisions no longer required associated with the Built Environment business which was sold in 2006 and classified as discontinued. Likewise, the £2m gain on business closures relates to the release of provisions no longer required.

There was a charge of £21m relating to a change in the discount rate applied to the asbestos liability and £3m charge in respect of unwinding the discount on the provision.

NOTES TO THE ACCOUNTS (continued)

4.        AMORTISATION, IMPAIRMENT, EXCEPTIONAL ITEMS AND ASBESTOS-RELATED ITEMS (continued)
Other exceptional items of £55m relate to restructuring and integration costs including office rationalisation (£28m); severance (£12m); consultancy (£5m) as well as IT and other costs.

Of the £55m of other exceptional items, £31m was paid in cash during the period.

Six months ended 30 June 2015		Loss in	Loss on
		respect of	business	Asbestos	Other
	Loss on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£m	£m	£m	£m	£m	£m

Continuing operations	-	-	-	3	(30)	(27)
Discontinued operations	(8)	-	(8)	-	-	(8)
(Loss)/profit before tax	(8)	-	(8)	3	(30)	(35)
Tax	2	-	2	-	4	6
(Loss)/profit after tax	(6)	-	(6)	3	(26)	(29)

The pre-tax loss on disposal of £8m relates to additional indemnity provisions and costs associated with the Built Environment business which was sold in 2006 and classified as discontinued.

There was a credit of £7m relating to a change in the discount rate applied to the asbestos liability and a £4m charge in respect of unwinding the discount.

Other exceptional items of £30m includes £22m relating to the costs of integrating the Amec and Foster Wheeler businesses, £5m amortisation of fees associated with the borrowings taken on to fund the acquisition and deferred compensation of £3m.  Integration costs includes severance (£7m), office rationalisation (£4m), consultancy (£4m) and staff costs (£3m) as well as IT, rebranding and Sarbanes Oxley implementation costs.

Of the £30m of other exceptional items, £21m was paid in cash during the period.

Year ended 31 December 2015

		Loss in	Profit/(loss) on
		respect of	business	Asbestos-	Other
	Profit on	business	disposals	related	exceptional
	disposals	closures	and closures	items	items	Total
	£m	£m	£m	£m	£m	£m

Continuing operations	-	(1)	(1)	6	(120)	(115)
Discontinued operations	1	-	1	-	-	1
Profit/(loss) before tax	1	(1)	-	6	(120)	(114)
Tax on exceptional items	-	-	-	-	18	18
Profit/(loss) after tax	1	(1)	-	6	(102)	(96)

The pre-tax profit on disposal of £1m relates to costs and movements in indemnity provisions associated with businesses sold in prior years and classified as discontinued.

There was a credit of £5m relating to a change in the discount rate applied to the asbestos liability and experiential gains of £9m as the liability is reassessed on an annual basis. These credits were offset by a £7m charge in respect of unwinding the discount and £1m other costs of managing the liability.

Other exceptional items of £120m includes £97m relating to the costs of integrating Amec and Foster Wheeler businesses, £13m amortisation of fees associated with the borrowings taken on to fund the acquisition, a £5m loss incurred following an unauthorised payment made from the Australian business and not expected to be recovered and other exceptional items totalling £5m.

Integration costs includes severance (£32m), professional and consultancy fees (£11m), costs of rationalisation of agents (£8m), property and office rationalisation (£27m), and staff costs (£11m) as well as IT, rebranding, and Sarbanes-Oxley Act implementation costs totalling £8m.

Of the £120m of other exceptional items, £72m was paid in cash during the year.

NOTES TO THE ACCOUNTS (continued)

5.        INCOME TAX
The group’s effective tax rate for the first six months of 2016 on continuing operations (including its share of joint ventures’ income tax expense but before exceptional items, intangibles amortisation and impairment and asbestos-related items) was 21.1% (six months ended 30 June 2015: 22.3%). The full year tax rate is expected to be in the range 21-22%.

The group’s share of joint ventures’ income tax expense was £3m (six months ended 30 June 2015: £5m).

6.        PROFIT/(LOSS) FOR THE PERIOD FROM DISCONTINUED OPERATIONS
Discontinued operations represent the residual assets and retained obligations in respect of businesses sold in prior years, including the UK conventional power business, which was discontinued in 2013.

In accordance with IFRS 5, the post-tax results of discontinued operations are disclosed separately in the consolidated income statement. The results of the discontinued operations are all attributable to the equity holders of the parent and are as follows:

	Six months ended 30 June 2016	Six months ended 30 June 2015	Year ended 31 December 2015
	£m	£m	£m
Revenue	(7)	-	-
Cost of sales and net operating expenses	13	(5)	(6)
Profit/(loss) before exceptional items and income tax	6	(5)	(6)
Attributable tax	(1)	1	1
	5	(4)	(5)
Profit/(loss) on disposal	8	(8)	1
Tax on profit/(loss) on disposal	(1)	2	-

Profit/(loss) for the period from discontinued operations	12	(10)	(4)

Net cash flow attributable to discontinued operations
The net cash flows attributable to discontinued operations during the year were as follows:
	Six months ended 30 June 2016	Six months ended 30 June 2015	Year ended 31 December 2015
	£m	£m	£m
Net cash flow from operating activities	17	4	2
Net cash flow from investing activities	(1)	(1)	(1)

	16	3	1

7.        ASSETS HELD FOR SALE
In March 2016, the Group announced its intention to reduce net debt via the disposal of non-core assets. As at 30 June 2016, two equity accounted joint ventures and one subsidiary undertaking are presented as held for sale. Accordingly, the assets and liabilities expected to be disposed are presented as a disposal group. Actions to sell the entities within the disposal group have commenced and disposals are expected to complete within 12 months.

The major classes of assets and liabilities of the discontinued operations are as follows:
30 June 2016
£m
Assets
Property, plant and equipment	35
Interests in joint ventures	41
Deferred tax asset	2
Trade and other receivables	10
Current tax receivable	1
Cash and cash equivalents	6
Assets held for sale	95
Liabilities
Trade and other payables	(2)
Current tax payable	(3)
Interest-bearing loans and borrowings	(26)
Derivative financial instruments	(4)
Deferred tax liabilities	(7)
Liabilities directly associated with assets held for sale	(42)

Net assets directly associated with disposal group	53

NOTES TO THE ACCOUNTS (continued)

7.        ASSETS HELD FOR SALE (continued)

On 3 August 2016, the Group signed a sale and purchase agreement related to one of the entities in the disposal group. The sale is subject to certain conditions but is expected to complete this year. Total disposal proceeds are expected to be circa £30m.
An impairment loss of £35m writing down the carrying amount of the disposal group to its fair value less costs to sell has been included within the impairment charges recognised in the income statement. Further details are provided in note 4.

8.        EARNINGS PER SHARE
Basic and diluted earnings per share are shown on the face of the income statement. The calculation of the average number of shares in issue has been made having deducted the shares held by the trustees of the Employee Share Trust and those held in treasury by the company. As the Group has reported a basic loss per ordinary share from continuing operations, any potential ordinary shares are anti-dilutive and so excluded from the calculation of diluted loss per share.

	Six months ended 30 June 2016			Six months ended 30 June 2015			Year ended 31 December 2015

		Weighted			Weighted			Weighted
		average			average			average
		shares	Loss		shares	Earnings		shares	Loss
	Loss	number	per share	Earnings	number	per share	Loss	number	per share
	£m	million	pence	£m	million	pence	£m	million	pence

Basic (loss)/earnings from continuing
operations	(443)	383	(115.8)	56	383	14.7	(252)	383	(66.1)

Employee share and
incentive schemes	-	-	-	-	5	(0.2)	-	-	-

Diluted (loss)/earnings from continuing
operations	(443)	383	(115.8)	56	388	14.5	(252)	383	(66.1)

	Six months ended 30 June 2016			Six months ended 30 June 2015			Year ended 31 December 2015
		Weighted			Weighted			Weighted
		average			average			average
		shares	Earnings		shares	Loss		shares	Loss
	Earnings	number	per share	Loss	number	per share	Loss	number	per share
	£m	million	pence	£m	million	pence	£m	million	pence

Basic earnings/(loss)
from discontinued
operations	12	383	3.1	(10)	383	(2.7)	(4)	383	(1.1)

Employee share and
incentive schemes	-	-	-	-	5	-	-	-	-

Diluted earnings/(loss) from discontinued
operations	12	383	3.1	(10)	388	(2.7)	(4)	383	(1.1)

Basic and diluted (loss)/profit from continuing operations is calculated as set out below:

	Six months	Six months	Year
	ended	ended	ended
	30 June	30 June	31 December
	2016	2015	2015
	£m	£m	£m

(Loss)/profit for the period from continuing operations	(441)	56	(253)
(Profit)/loss attributable to non-controlling interests	(2)	-	1

Basic and diluted (loss)/profit from continuing operations	(443)	56	(252)

NOTES TO THE ACCOUNTS (continued)

8.        EARNINGS PER SHARE (continued)

In order to appreciate the effects on the reported performance of intangible amortisation and impairment, exceptional items, and asbestos-related items, along with the impact of the potential ordinary shares, additional calculations of earnings per share are presented.

	Six months ended 30 June 2016			Six months ended 30 June 2015

		Weighted			Weighted
		average			average
	(Loss)/	shares	Earnings		shares	Earnings
	earnings	number	per share	Earnings	number	per share
	£m	million	pence	£m	million	pence

Basic(loss)/earnings from continuing operations	(443)	383	(115.8)	56	383	14.7
Exceptional items and asbestos-related items (post-tax)	73	-	18.9	23	-	6.0
Amortisation and impairment (post-tax)	479	-	125.2	53	-	13.8

Basic earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	109	383	28.3	132	383	34.5
Employee share and incentive schemes	-	2	(0.1)	-	5	(0.5)

Diluted earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	109	385	28.2	132	388	34.0

	Year ended 31 December 2015

		Weighted
	(Loss)/	average	Earnings
	earnings	shares	per share
	£m	million	pence

Basic (loss)/earnings from continuing operations	(252)	383	(66.1)
Exceptional items and asbestos-related items (post-tax)	97	-	25.3
Amortisation and impairment (post-tax)	417	-	108.9

Basic earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	262	383	68.1
Employee share and incentive schemes	-	2	(0.4)

Diluted earnings from continuing operations
before impairment, amortisation, exceptional items and asbestos-related items	262	385	67.7

NOTES TO THE ACCOUNTS (continued)

8.        EARNINGS PER SHARE (continued)

	Six months ended 30 June 2016			Six months ended 30 June 2015

		Weighted			Weighted
		average			average
		shares	Earnings	(Loss)/	shares	Earnings
	Earnings	number	per share	earnings	number	per share
	£m	million	pence	£m	million	pence

Basic earnings/(loss) from discontinued operations	12	383	3.1	(10)	383	(2.7)
Exceptional items (post-tax)	(7)	-	(1.8)	6	-	1.6

Basic earnings/(loss) from discontinued operations
before exceptional items	5	383	1.3	(4)	383	(1.1)
Employee share and incentive schemes	-	2	-	-	5	-

Diluted earnings/(loss) from discontinued operations
before exceptional items	5	385	1.3	(4)	388	(1.1)

	Year ended 31 December 2015
		Weighted
		average
		shares	Loss
	Loss	number	per share
	£m	million	pence

Basic loss from discontinued operations	(4)	383	(1.1)
Exceptional items (post-tax)	(1)	-	(0.2)

Basic loss from discontinued operations
before exceptional items	(5)	383	(1.3)
Employee share and incentive schemes	-	2	-

Diluted loss from discontinued operations
before exceptional items	(5)	385	(1.3)

9.        DIVIDENDS
After the balance sheet date the directors declared a dividend of 7.4 pence per share payable on 4 January 2017 to equity holders on the register at the close of business on 25 November 2016. This dividend has not been provided for and there are no income tax consequences for the company.

Dividends of £113m were charged to reserves during the six months ended 30 June 2016 being the 2015 interim dividend of 14.8 pence per share and the 2015 final dividend of 14.2 pence per share. Dividends totalling £58m were paid during the six months ended 30 June 2016.

NOTES TO THE ACCOUNTS (continued)

10.        INTANGIBLE ASSETS

		Customer	Brands/	Order
	Goodwill	relationships	Trademarks	Backlog	Patents	Software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:
As at 1 January 2016	2,531	530	194	137	117	145	3,654
Exchange and other movements	258	40	19	12	12	6	347
Additions	-	-	-	-	-	6	6
Reclassification to assets held for sale	(11)	-	-	-	-	-	(11)
As at 30 June 2016	2,778	570	213	149	129	157	3,996

Amortisation:
As at 1 January 2016	339	119	32	65	9	65	629
Exchange and other movements	40	9	3	6	1	4	63
Impairment loss	214	157	-	-	-	34	405
Provided during the period	-	21	5	22	4	14	66
As at 30 June 2016	593	306	40	93	14	117	1,163

Net book value:
As at 30 June 2016	2,185	264	173	56	115	40	2,833

As at 31 December 2015	2,192	411	162	72	108	80	3,025

		Customer	Brands/	Order
	Goodwill	relationships	Trademarks	Backlog	Patents	Software	Total
	£m	£m	£m	£m	£m	£m	£m

Cost:
As at 1 January 2015 (restated)	2,551	560	186	137	109	123	3,666
Exchange and other movements	(95)	(30)	(9)	(7)	4	(2)	(139)
Additions	-	-	-	-	-	13	13
Disposals and retirements	-	(22)	-	-	-	-	(22)
Reclassifications	-	-	-	-	-	3	3
As at 30 June 2015 (restated)	2,456	508	177	130	113	137	3,521

Amortisation:
As at 1 January 2015 (restated)	35	107	21	14	1	45	223
Exchange and other movements	(3)	(1)	(1)	(1)	-	(2)	(8)
Provided during the period	-	24	4	21	3	13	65
Disposals and retirements	-	(22)	-	-	-	-	(22)
Reclassifications	-	-	-	-	-	(1)	(1)
As at 30 June 2015 (restated)	32	108	24	34	4	55	257

Net book value:
As at 30 June 2015 (restated)	2,424	400	153	96	109	82	3,264

The impairment loss of £405m recognised in the period includes £214m impairment of goodwill in relation to the Global Power Group, impairments of £125m and £32m respectively against the customer relationship intangible asset in the Americas and Global Power Group, and £34m impairment of ERP systems that will be replaced with a global system in software.

The Group is required to test its goodwill and intangible assets for impairment at least annually, or more frequently if indicators of impairment exist. The review of goodwill for indications of impairment by management is performed at the operating segment level, being the lowest level of cash-generating units (CGU) monitored for goodwill purposes.

Global Power Group
During the first half of 2016, there has been a further deterioration in the forecast results of the Global Power Group with further delays and project cancellations and reduced bookings in the period. As a result, impairment tests have been performed on the goodwill and intangible assets of the Global Power Group CGU.

The recoverable amount of the Global Power Group has been based on value-in-use calculations which use cash flow projections approved by management for 2016, 2017 and 2018. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the forecast period include 5% growth in 2019 and 10% growth in 2020, following this a terminal growth rate of 3% has been applied. This long-term growth rate is in line with long-term average growth rates for the regions in which the CGU operates.

The carrying amount of the Global Power Group CGU has been reduced to its recoverable amount through recognition of an impairment loss of £214m against goodwill and £32m against the customer relationship intangible asset acquired with Foster Wheeler. These have been included in administrative expenses in the income statement. Any adverse changes in the key assumptions would increase these impairment losses. The recoverable amount of the Global Power Group CGU is now £180m.
NOTES TO THE ACCOUNTS (continued)

10.        INTANGIBLE ASSETS (continued)

Americas
During the first half of 2016, there has also been a significant deterioration in the trading conditions and forecast outturn of the oil and gas business based in Houston. This was also considered to be an indicator of impairment and impairment tests have been performed on the goodwill and intangible assets allocated to the Americas CGU.

The recoverable amount of the Americas CGU has been based on value-in-use calculations which use cash flow projections approved by management for 2016, 2017 and 2018. For the purposes of the calculation of the recoverable amount, the cash flow projections beyond the forecast period include 5% growth in 2019 and 10% growth in 2020, following this a terminal growth rate of 3% has been applied. This long-term growth rate is in line with long-term average growth rates for the regions in which the CGU operates. These impairment reviews identified an impairment in the carrying value of the customer relationship intangible asset acquired with Foster Wheeler which has been fully written off. But, as the downturn in oil & gas has been offset by strong performance in the other markets, no impairment is required, nor has been charged, in respect of the goodwill allocated to the Americas CGU.

Other CGUs
There were no indicators of impairment in either the Northern Europe and CIS or the Asia, Middle East, Africa and Southern Europe CGU’s and so no impairment tests have been performed as at 30 June 2016.

11.        PROVISIONS
The nature and measurement bases of the group’s provisions are unchanged from those presented in the 2015 annual report and accounts.

		Project	Obligations
	Asbestos	and	relating to	Property
	related	environment	disposed	related
	litigation	litigation	businesses	provisions	Other	Total
	£m	£m	£m	£m	£m	£m

As at 1 January 2016	378	154	78	19	35	664
Exchange and other movements	35	10	1	1	1	48
Reclassification	-	-	-	1	(1)	-
Transfers to/from trade payables	1	(10)	-	-	10	1
Utilised	(14)	(18)	(4)	-	(4)	(40)
Provided	1	-	4	2	2	9
Released	-	(21)	(15)	-	-	(36)
Change in discount rate	21	-	-	-	-	21
Unwind of discount	3	-	-	-	-	3
As at 30 June 2016	425	115	64	23	43	670

12.        FAIR VALUE OF FINANCIAL INSTRUMENTS
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value	Value	Value
	30 June 2016	30 June 2016	30 June 2015	30 June 2015	31 December 2015	31 December 2015
	£m	£m	£m	£m	£m	£m

Financial derivatives – assets	26	26	18	18	34	34
Bank loans	(1,496)	(1,496)	(1,295)	(1,295)	(1,264)	(1,264)
Bank loans (classified as held for sale)	(26)	(26)	-	-	-	-
Fees capitalised against bank
facilities	17	17	5	5	-	-
Finance leases	(60)	(60)	(59)	(59)	(59)	(59)
Financial derivatives - liabilities	(60)	(60)	(13)	(13)	(25)	(25)
Financial derivatives – liabilities (classified as held for sale)	(4)	(4)	-	-	-	-

Cash, trade receivables and trade payables are excluded from this table because carrying value is a reasonable approximation to fair value for all these assets and liabilities.

Fair values are determined using observable market prices (level 2 as defined by IFRS 13 ‘Fair Value Measurement’) as follows:

NOTES TO THE ACCOUNTS (continued)

12.        FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Financial derivatives
Financial Derivatives are valued as follows:

●
The fair value of forward foreign exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate; and
●
The fair value of interest rate swaps and cross currency interest rate swaps is estimated by discounting estimated future cash flows based on the terms and maturity of each contract and using market rates.

The Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the six months ended 30 June 2016, the six months ended 30 June 2015, and the year ended 31 December 2015 there were no transfers into or out of level 2 fair value measurements.

All derivative fair values are verified by comparison to valuations provided by the derivative counterparty banks. There are no material credit valuation adjustments (CVA) or debit valuation adjustments (DVA) required on the derivatives outstanding at 30 June 2016, 30 June 2015 and 31 December 2015.

Borrowings
Bank loans are held at amortised cost. Finance leases are valued at the net present value of the future cash-flows using credit spreads and yield curves derived from market data.

On 1 March 2016, the Group entered into a new syndicated facility comprising of three tranches; a three-year £650m term loan, a five-year £650m term loan and a five-year £400m revolving credit facility. This new facility replaced the company’s existing £377m revolving credit facility and the Foster Wheeler acquisition facility of $2.26bn.

13.        CONTINGENT LIABILITIES
Legal claims and actions
From time to time, the group is party to litigation involving clients and sub-contractors arising out of project contracts. Such litigation includes claims or actions by and against the group for cancelled contracts, for additional costs incurred in excess of contract provisions, as well as for back charges for alleged breaches of warranty and other contract commitments. We have recognised provisions for certain known or reasonably likely legal claims or actions against the group. We do not expect known and reasonably likely legal claims or actions for which a provision has not been established to have a material impact on the group’s financial position, results of operations or cash flows.

Indemnities and retained obligations
We have agreed to indemnify certain third parties relating to businesses and/or assets that were previously owned by the group and were sold to them. Such indemnifications relate primarily to breach of covenants, breach of representations and warranties, as well as potential exposure for retained liabilities, environmental matters and third party claims for activities conducted by the group prior to the sale of such businesses and/or asset. We have established provisions for those indemnities in respect of which we consider it probable that there will be a successful claim. We do not expect indemnities or retained obligations for which a provision has not been established to have a material impact on the group’s financial position, results of operations or cash flows.

Guarantees
The group has guaranteed certain performance obligations in a refinery / electric power generation plant located in Chile in which we hold a non-controlling interest.

NOTES TO THE ACCOUNTS (continued)

13.        CONTINGENT LIABILITIES (continued)
Mount Polley
The Mount Polley mine is owned and operated by Mount Polley Mining Corporation, a subsidiary of Imperial Metals Corporation, and is located near the town of Likely, British Columbia, Canada. On 4 August 2014, a tailings pond facility at the mine failed releasing large quantities of water and mine tailings into the local environment. The dam was in the process of being raised (as part of its annual raise) at the time of the failure. One of our subsidiaries, along with other parties, had various design and quality assurance responsibilities associated with the development of this facility. Our subsidiary was providing engineering services at the time of the breach, but did not perform the original design.

An Independent Review Panel, appointed by the government of British Columbia, issued a report on 30 January 2015 concluding that the cause of failure was shearing along a zone of weak soil along with other contributory factors. On 17 December 2015, the Chief Inspector of Mines for B.C. issued a report that for the most part agreed with the conclusions of the Independent Review Panel. On 4 July 2016, Mount Polley Mining Corporation and Imperial Metals Corporation filed suit against our subsidiary and others. It is management’s opinion that its employees performed in a professional manner consistent with the standard of care for a competent engineer on a project of this nature in BC. In addition, the contract between our subsidiary and Mount Polley Mining Corporation contains limitations of liability provisions that exclude claims for consequential damages and limit the subsidiary’s liability to the amount of professional fees charged, which were less than CDN$1m.

Amec Foster Wheeler has retained outside counsel to prepare and file a Response to Civil Claim in the proceeding. Given the early stage of this matter, it is difficult to predict the likely outcome of this proceeding. Mindful of the foregoing caveat, it is determined that it is possible but not probable that there will be an outflow in respect of this issue, and it appears probable that if there is an outflow, it will be limited to the CDN$1m prescribed in the contractual limitation of liability.

Tax planning
The Group undertakes tax planning which is compliant with current legislation and accepted practice. Recent changes to the tax environment, including the OECD’s project around Base Erosion and Profit Shifting have brought into question the legitimacy of tax planning previously undertaken by multinational entities. There have been several recent high profile tax cases against tax authorities and large groups. The European Commission has opened formal investigations to examine whether decisions by the tax authorities in certain European countries comply with European Union rules. We are monitoring the outcome of these cases in order to understand whether there is any risk to the Group. Based on the Group’s current assessment of such issues, it is too early to speculate on any areas of challenge and potential liabilities, and as a result, it is not currently considered probable that these will be an outflow in respect of these issues.

14.        RELATED PARTY TRANSACTIONS
During the six months ended 30 June 2016 there were a number of transactions with joint venture entities.

The transactions and related balances outstanding with joint ventures are as follows:

	Value of transactions		Outstanding balance
	Six months	Six months
	ended	ended	30 June	30 June
	30 June 2016	30 June 2015	2016	2015
	£m	£m	£m	£m

Services rendered	7	16	13	12
Provision of finance	2	-	18	18

There have been no significant changes in the nature of related party transactions from those described in the last annual report.

15.        POST BALANCE SHEET EVENTS
As disclosed in the 2015 financial statements a provision has been established against potential damages and costs relating to an engineering, procurement and construction project in the US.  On 2 August 2016, the client served a notice of default under the contract and initiated mediation in accordance with a previously agreed protocol. We strongly disagree with the client’s contentions in the notice and will respond accordingly. Given the early stage of this matter it is difficult to predict the outcome of any subsequent proceedings.

RESPONSIBILITY STATEMENT OF THE DIRECTORS IN RESPECT OF THE HALF-YEARLY FINANCIAL REPORT FOR THE SIX MONTHS ENDED 30 JUNE 2016

We confirm that to the best of our knowledge:

●
The condensed set of accounts has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the EU.

●
The interim management report includes a fair review of the information required by:

■
DTR 4.2.7R of the ‘Disclosures and Transparency Rules’, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of accounts; and a description of the principal risks and uncertainties for the remaining six months of the year; and

■
DTR 4.2.8R of the ‘Disclosure and Transparency Rules’, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

Jonathan Lewis
Chief Executive

Ian McHoul
Chief Financial Officer

9 August 2016

INDEPENDENT REVIEW REPORT BY ERNST & YOUNG LLP TO Amec Foster Wheeler plc

Introduction

We have been engaged by the company to review the condensed set of accounts in the half-yearly financial report for the six months ended 30 June 2016 which comprises the condensed consolidated Income Statement, condensed consolidated Statement of Comprehensive Income, condensed consolidated Balance Sheet, condensed consolidated Statement of Changes in Equity, condensed consolidated Cash Flow Statement and the related explanatory notes 1 to 15 that have been reviewed. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of accounts.

This report is made solely to the company in accordance with guidance contained in International Standard on Review Engagements 2410 (United Kingdom and Ireland) ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 2, the annual accounts of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of accounts included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of accounts in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (United Kingdom and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (United Kingdom and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of accounts in the half-yearly financial report for the six months ended 30 June 2016 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Ernst & Young LLP
London

9 August 2016

FORWARD-LOOKING STATEMENTS

This announcement contains a number of ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the group’s financial condition, results of operations and certain of the group’s plans and objectives.
In particular, such forward-looking statements include statements with respect to:
●
our expectations regarding the group’s financial and operating performance, including statements contained within the business review and the outlook statements in this document, and the performance of joint ventures, associates, other investments and newly acquired businesses;
●
intentions and expectations regarding the contracts entered into by the group or by third parties, including new services, such as the supply of consultancy, engineering and project management services;
●
expectations regarding the global economy and the group’s operating environment, including future market conditions and trends;
●
revenue and growth expected from Amec Foster Wheeler’s business and its expectations with respect to long term shareholder value growth;
●
our ability to acquire new contracts, expected growth prospects in and growth in its customers  generally;
●
expected benefits associated with the acquisition of Foster Wheeler;
Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:
●
global economic conditions or other macroeconomic developments in the geographic regions and markets in which the group operates, including fluctuations in exchange rates;
●
changes in commodity prices which may impact demand for the group’s services;
●
the group’s exposure to the risks associated with operating in emerging markets;
●
the failure to meet customer expectations on project delivery, which could result in damage to reputation and/or loss of repeat business and potentially lead to litigation;
●
long term contracts which may be subject to early termination, variation or non-renewal provisions;
●
projects included in the group’s order book which may be delayed or cancelled;
●
lump sum contracts, which are subject to the risks associated with unanticipated modifications, technical problems and delays;
●
the loss of senior management or difficulty in attracting and retaining appropriately skilled personnel;
●
the failure to comply with health, safety and environmental laws;
●
the possibility of major safety incidents that can lead to reputational damage and increase potential liabilities;
●
obligations and liabilities relating to the group’s divested and non-core businesses;
●
the failure or security breaches of its information technology systems and/or data security; and
●
the failure to comply with anti-corruption laws and regulations, economic sanction programmes or other laws and regulations, which may result in the group becoming subject to fines or penalties and the disruption of its business activities.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under the heading ‘principal business and strategic risks’. All subsequent written or oral forward-looking statements attributable to the company or any persons acting on its behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, the company does not intend to update these forward-looking statements and does not undertake any obligation to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 August 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary